Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Cerence Inc.

Burlington, Massachusetts

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Form S-1, as amended, of our report dated December 19, 2019, relating to the combined financial statements of the Cerence business of Nuance Communications, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers due to the adoption of the new revenue standard), which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Boston, Massachusetts
February 25, 2020